                                                              Page 1 of 68 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                       California Beach Restaurants, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                        (Title of Classes of Securities)

                                    129903209
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                                 (CUSIP Number)

                                Mel Ziontz, Esq.
                                 Bryan Cave LLP
                            120 Broadway, Suite 300
                           Los Angeles, CA 90401-2305
                                 (310) 576-2113
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                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.


---------------

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       Exhibit Index is Page 6 of 68 Pages

CUSIP NO. 129903209                 SCHEDULE 13D             Page 2  of 68 Pages

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1)    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      (Entities Only)

      Eli Broad
      ###-##-####
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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [   ]
                                                                       (b) [ X ]
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3)    SEC USE ONLY
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4)    SOURCE OF FUNDS*

      PF
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5)    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                   [  ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7    SOLE VOTING POWER

NUMBER OF SHARES       500,000 shares
                  --------------------------------------------------------------
BENEFICIALLY      8    SHARED VOTING POWER

OWNED BY EACH          228,345 shares, the voting power with respect to
                       which is shared with certain shareholders (see Item
                       5(b)).
REPORTING         --------------------------------------------------------------
                  9    SOLE DISPOSITIVE POWER
PERSON WITH
                       728,345 shares
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER

                       0 shares
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11)    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       728,345 shares
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12)    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

       [  ]
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13)    Percent of Class Represented by Amount in Row (11)

       18.67%
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14)    Type of Reporting Person*

       IN
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    * SEE INSTRUCTIONS

CUSIP NO. 129903209              SCHEDULE 13D                 Page 3 of 68 Pages

Item 1. Security and Issuer:

        This Schedule 13D is filed with respect to the common stock, par value $.01 per share ("Common Stock") of California Beach Restaurants, Inc., a California corporation (the "Company"), whose principal executive offices are located at 17383 Sunset Boulevard, Suite 140, Pacific Palisades, California 90272.

Item 2. Identity and Background:

        (a) Eli Broad

        (b) The principal address for the filing party is 1999 Avenue of the Stars, Los Angeles, CA 90067

        (c) Chairman of SunAmerica Inc.

        (d)-(e) During the last five years, the filing party has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

        (f) United States citizen.

Item 3. Source and Amount of Funds or Other Consideration:

        The filing party acquired beneficial ownership of 500,000 shares of the Company's Common Stock issuable upon conversion of a 5% Convertible Subordinated Note purchased by him. The 5% Convertible Subordinated Note was issued in consideration of payment to the Company by the filing party of $500,000 in cash, from the filing party's personal funds. (See Item 4 below.)

Item 4. Purpose of Transaction:

        Pursuant to a Note Purchase Agreement among the Company, the filing party and certain other purchasers, dated as of March 30, 1999 (the "Note Purchase Agreement"), the filing party purchased from the Company a 5% Convertible Subordinated Note (the "Note"). The entire principal amount outstanding under the Note, plus accrued and unpaid interest, may at any time after March 30, 1999 be converted, in whole or in part, into shares of Common Stock, par value $0.01 per share of the Company, at the rate of one share for each $1.00 in principal amount of the Note plus accrued and unpaid interest applicable to the principal amount so converted on the tenth business day following the receipt by the Company of written notice of conversion as to all or any part of the principal amount of the Note.

The filing party's purchase was part of a private financing consisting of $1,800,000 of the Company's 5% Convertible Subordinated Notes Due March 30, 2003, which raised the funds necessary for the Company to retire approximately $1,000,000 of indebtedness and to remodel a restaurant operated by a wholly owned subsidiary of the Company. Certain existing shareholders of the Company participated in the private placement.

        Under the Note Purchase Agreement, the Company has afforded the filing party and other purchasers thereunder certain incidental and demand registration rights with respect to the securities of the Company acquired thereunder.

The filing party does not have any present plans to dispose of or to acquire additional shares of Common Stock but reserves the right to do so.

CUSIP NO. 129903209              SCHEDULE 13D                 Page 4 of 68 Pages

Item 5. Interest in Securities of the Issuer:

        (a) The Company has outstanding 3,400,930 shares of Common Stock. The filing party is the owner of 228,345 shares of Common Stock, which currently represents 6.71% of the outstanding Common Stock. In addition, under Rule 13d-3 of the Securities Exchange Act of 1934, the filing party is deemed the beneficial owner of an aggregate of 500,000 shares of Common Stock that are subject to a currently convertible note. Accordingly, the filing party is deemed the beneficial owner of 728,345 shares of Common Stock, representing 18.67% of the then outstanding Common Stock.

        (b) The filing party has shared voting power and sole dispositive power regarding the shares of Common Stock he currently owns (228,345 shares). The filing party shares with the shareholders set forth below the power to vote such 228,345 shares with respect to the election of directors, pursuant to (i) a Shareholders Agreement among the Company, the filing party and certain other shareholders, dated as of March 30, 1990 and (ii) an Amendment to Shareholders Agreement among the Company, the filing party and certain other shareholders, dated as of February 25, 1991.

        The names and addresses of the shareholders with whom Mr. Broad shares voting rights with respect to the election of directors are set forth below:

                 Sea Fair Partners
                 300 South Grand Avenue, 29th Floor
                 Los Angeles, California 90071

                 Sand and Sea Partners
                 300 South Grand Avenue, 29th Floor
                 Los Angeles, California 90071

                 J. Christopher Lewis
                 300 South Grand Avenue, 29th Floor
                 Los Angeles, California 90071

                 Cushman/Sea View Partners
                 333 South Grand Avenue, Suite 4000
                 Los Angeles, California 90071

                 Cushman K/Sea View Partners
                 333 South Grand Avenue, Suite 4000
                 Los Angeles, California 90071

        The filing party anticipates having sole voting and dispositive power regarding any shares of Common Stock (500,000 shares) acquired upon conversion of the Note.

        (c) Other than acquiring the Note described in Item 4 above, the filing party has not engaged in any transactions in the capital stock of the Company within the past 60 days.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer:

        As discussed in Item 4 above, the filing party is a party to the Note Purchase Agreement which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits:

        The Index to Exhibits attached to this Schedule 13D is hereby incorporated herein by reference in its entirety.

CUSIP NO. 129903209                SCHEDULE 13D               Page 5 of 68 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.

                                                   April 19, 1999
                                        ----------------------------------------
                                                        (Date)

                                                 /s/ Eli Broad
                                        ----------------------------------------
                                                      (Signature)

                                                     Eli Broad
                                        ----------------------------------------
                                                     (Name/Title)

                                                              Page 6 of 68 Pages

                                  EXHIBIT INDEX

Exhibit Number  Exhibit                                      Page
--------------  -------------------------------------------  -------------------
1               Shareholders Agreement among the             Page 4 of 68 pages
                Company, the filing party and certain
                other shareholders, dated as of
                March 30, 1990(1)

2               Amendment to Shareholders Agreement          Page 4 of 68 pages
                among the Company, the filing party and
                certain other shareholders, dated as of
                February 25, 1991(2)

3               Note Purchase Agreement among the            Page 7 of 68 pages
                Company, the filing party and certain
                other purchasers, dated as of March 30,
                1999, including Exhibit A thereto,
                the 5% Convertible Subordinated Note
                Due March 30, 2003


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(1) Incorporated by reference to the Company's Form 8-K filed with the
    Commission on April 27, 1990.

(2) Incorporated by reference to the Company's Form 10-Q for the Quarter ended January 31, 1991 and filed with the Commission on March 18, 1991.